APPOINTMENT OF THREE NON-EXECUTIVE DIRECTORS

Johannesburg, 06 May, 2014: Atlatsa Resources (Atlatsa or the Company) (JSE, TSX and NYSE MKT: ATL) is pleased to announce the appointment of three new Board members. Mr Andile Mabizela, Ms Bongiwe Ntuli and Mr Colin Clarke will join the Board as Non-executive Directors. They bring with them valuable experience from a diverse range of businesses across the globe to supplement the Board’s existing skills set.

Mr Mabizela, Bachelor of Law; BSc (Economics) Hons, has extensive experience in the aviation, financial services, mining services and public enterprises sectors. For the past three years he has been an Executive Director of Afrilog, a company engaged in mining supplies services. He has considerable board-level experience, currently serves on the board of South African Airways (SOC) Ltd, and is the Chairman of SA Express (SOC) Ltd. He is also Chairman of the Johannesburg Property Company. Mr Mabizela previously served on the subsidiary boards of Stanlib Wealth Management as well as the country boards of Liberty Africa Asset Management.

Ms Ntuli is a chartered accountant (SA). She began her career working for Anglo American PLC where she held various finance, treasury and risk management positions at its subsidiaries in South Africa, Canada and the United Kingdom. Bongiwe joined Grindrod Freight Services on her return to South Africa in 2008 as its Chief Financial Officer. In 2012, Bongiwe was appointed as a member of the Grindrod group executive committee as Executive: Corporate Services. She also serves as a Non-Executive Director of Adapt IT Holdings Limited, a JSE-listed entity, where she has been audit committee Chairperson since 2008.

For further information:

On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital

Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz

Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000

Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX nor its Regulation Services Provider (as that term is defined in policies of the TSX) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.

Mr Clarke holds a BA (Political Science) from the University of Texas, a Juris Doctorate, USA and an MBA from Said Business School, Oxford University. He is an advocate in the High Court of South Africa, a Fellow of the Chartered Institute of Managers (UK) and a member of the Institute of Directors (SA).

Mr Clarke is currently Chairman of ACPI Investment Managers South Africa, a London based asset management firm. He has extensive experience with listed and multinational organisations including BP Amoco, the African America Institute, the National Empowerment Fund in South Africa and the Africa Regional Assistance Electoral Fund, established to assist African countries’ transition to democracy. Mr Clarke has served as a Trustee for Sishen Iron Ore’s Community Development Trust and is a member of the audit and risk committee of Sizwe Medical Fund. He has also served as a Director for the special projects division of Lonrho Africa Plc.

The Board welcomes these appointments and looks forward to their positive contribution towards developing the Company’s corporate objectives going forward.

For further information contact:

On behalf of Atlatsa Resources Corporation
Joel Kesler, Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell/ Leigh King
Office: +27 11 880 3924
Mobile: +27 82 372 5816

Macquarie First South Capital
Annerie Britz
Office: +27 11 583 2000